

August 20, 2025

Joel Fruendt
Chief Executive Officer
SenesTech, Inc.
13430 North Dysart Road, Suite 105
Surprise, Arizona 85379

      Re: SenesTech, Inc.
          Registration Statement on Form S-3
          Filed August 15, 2025
          File No. 333-289650

Dear Joel Fruendt:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Katherine Beck, Esq.